SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-7978

                           NOTIFICATION OF LATE FILING


(Check One):      Form 10-K        Form 11-K        Form 20-F     X   Form 10-Q

     Form N-SAR

         For Period Ended:  March 31, 2001
                            --------------


    Transition Report on Form 10-K               Transition Report on Form 10-Q


    Transition Report on Form 20-F               Transition Report on Form N-SAR


    Transition Report on Form 11-K

         For the Transition Period Ended:______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Black Hills Power, Inc.
                           -----------------------

Former name if applicable: NA
                           --

Address of principal executive officer:     625 Ninth Street
                                            ----------------

City, state and zip code:  Rapid City, South Dakota  57701
                           -------------------------------

                                     PART II
                             RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
                  (a)      The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;
                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before
    X the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         Due to a recent reorganization of the Company whereby four business segments were transferred to the Registrant's parent company, the Company was unable to complete its financial statement information in time to reflect this reorganization and to timely file the Form 10-Q without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  Roxann R. Basham         605                 721-2343
                  ----------------         ---                 --------
                          (Name)         (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                          X   Yes               No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                          X    Yes               No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Income from continuing operations were $16,249,000 for the three months ended March 31, 2001 compared to $7,225,000 for the same period last year. The significant increase in earnings was due to increased wholesale off-system utility sales and expanded power generation. Unusual energy market conditions in the western United States contributed to the strong financial performance.

                             Black Hills Power, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 16, 2001                  By:      /s/ Roxann R. Basham
         ------------                           --------------------

                                                Roxann R. Basham
                                                Vice President - Controller and
                                                Principal Accounting Officer